Exhibit 99.1

News Release

Media Contacts:	Investor Contacts:
Nicole Fachet	Tania Almond
Manning, Selvage and Lee	Digex, Incorporated
212.213.7140	240.456.3800
nicole.fachet@mslpr.com	tania.almond@digex.com

Digex Provides Information on MCI’s Announcement

LAUREL, Md., July 28, 2003 – Digex, Incorporated (OTCBB: DIGX) announced today it is providing information on MCI’s announcement titled “MCI Seeks Court Approval to Acquire Remaining Interest in Digex,” issued July 24, 2003. Per that release, MCI announced “that it has filed a motion with the U.S. Bankruptcy Court for the Southern District of New York seeking authorization to purchase all outstanding publicly traded common stock of Digex, Incorporated for a total of approximately $18 million dollars.” A hearing date of August 5, 2003 has been set regarding this motion. MCI’s full press release can be found at http://global.mci.com/news/releases/.

Should the U.S. Bankruptcy Court approve this motion the press release states, “MCI intends to make an offer to acquire all of the outstanding shares of Digex’s publicly traded common stock. If MCI acquires approximately 75% of the outstanding shares of publicly traded common stock, MCI would then purchase all of the outstanding Digex preferred stock pursuant to an agreement with the owners of this stock. Digex would then merge with an MCI subsidiary.”

MCI has requested the Special Committee of the Digex Board of Directors, together with its financial and legal advisors, to evaluate MCI’s proposal for purposes of the Special Committee making a recommendation with respect to the proposal. The Special Committee is in the process of this evaluation. However, neither the Board of Directors nor the public stockholders of Digex will vote upon the merger referred to above if the offer is completed.

If MCI commences a tender offer, within ten business days from the date of such commencement, Digex will file a solicitation/recommendation statement with the Securities and Exchange Commission, which will advise stockholders of Digex’s position regarding the offer, and state its reasons for such position. Digex’s stockholders, and its customers, suppliers and employees, are strongly advised to carefully read this statement, if and when it becomes available, because it will contain important information. Free copies of the solicitation/recommendation statement would be available at the SEC’s web site at www.sec.gov, or at Digex’s website at www.digex.com, and would also be available, without charge, by directing requests to Digex’s Investor Relations Department.

About Digex

Digex, Incorporated (OTCBB: DIGX) is a leading provider of enterprise hosting services. Digex customers, from Fortune 1000 companies to leading Internet-based businesses, leverage Digex’s trusted infrastructure and advanced services to successfully deploy business-critical and mission-critical Web sites, enterprise applications and Web Services on the Internet. Additional information on Digex is available at www.digex.com.

All trademarks, trade names and service marks mentioned and/or used herein belong to their respective owners.

##